October 25, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Abby Adams
Celeste Murphy
Kristin Lochhead
Terence O’Brien

Re:	Foresight Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 6, 2021
File No. 001-40033

Ladies and Gentlemen:

On behalf of Foresight Acquisition Corp. (the “Company”), reference is made to the letter dated October 20, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Separately today, the Company has submitted to the Commission Amendment No. 2 to the Proxy Statement (“Amendment No. 2”) through EDGAR in response to the Staff’s comments. This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in the Comment Letter.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto and a statement identifying the location in Amendment No. 2 of the requested or revised disclosure, if any. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

For the Staff’s convenience, we are also providing copies of this letter and Amendment No. 2 marked to show changes from the Proxy Statement. Unless otherwise indicated, page references in the Company’s responses are to pages in the marked copy of Amendment No. 2. All capitalized terms that are not defined in this letter have the meanings ascribed to those terms in Amendment No. 2.

Revised Preliminary Proxy Statement on Schedule 14A

Stockholder Proposal No. 1—The Business Combinations Proposal

Background of the Business Combinations, page 152

1.

We reissue comments 18 and 21 to the extent that the background section does not adequately describe the alternative potential targets considered by Foresight, what consideration was given to them, and when and why those targets ceased to be under consideration. Revise the background section to also address other discussions that occurred while negotiations were taking place with P3, indicate when those potential targets were addressed with the Foresight Board, and more fully describe at what point and by which party the negotiations ended.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 153 through 154 of Amendment No. 2 accordingly.

2.

We reissue comment 23 to the extent that it is not clear if the drafts exchanged on March 25, 2021 are described to the extent material. You explain that Foresight provided a version that P3 rejected and that P3 responded with a revised draft, but you do not disclose the changes made in that draft. It appears that those change may be the ones finally accepted. Please clarify the disclosure on page 156.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 157 of Amendment No. 2 accordingly.

Certain Unaudited P3 Prospective Financial Information, page 163

3.

Revise the heading of this section and to eliminate the term “certain” and otherwise clarify that you have disclosed all material projections provided to Foresight by P3. Disclose the date on which the projections were disclosed. If P3 provided multiple sets of projections, disclose whether the changes were material, and if so, disclose the material changes.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 157 and pages 163 through 165 of Amendment No. 2 accordingly.

Information About P3

Overview, page 212

4.

We reissue comment 25. You have not explained how your business model works in conjunction with various state licensing laws and regulations, or how you maintain standards in affiliated practices over which you have no control. For example, provide additional information regarding your annual credentialing process. Also clarify how the announced acquisition fits with your business model.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 215 and pages 227 through 228 of Amendment No. 2 accordingly.

5.

We reissue comment 26 in part. We note the revised disclosure on pages 226-227; however, to the extent you have announced you are expanding in California, revise to address the relevant California laws and regulations regarding the State corporate practice of medicine, fee-splitting and related material regulations affecting your industry.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 227 through 228 and page 232 of Amendment No. 2 accordingly.

6.

We reissue comment 27. Revise the disclosure on page 223, titled “Expansion in Current Markets” to identify your current markets, that is, the four states in which you currently operate, to provide context to the statements in that section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 224 of Amendment No. 2 accordingly.

Beneficial Ownership of Securities, page 282

7.

Revise the table to reflect all shares beneficially owned, including, for example, those indirectly owned as a result of ownership of a membership interest in the Sponsor and currently omitted pursuant to footnote 4.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 285 of Amendment No. 2 accordingly.

* * *

Please do not hesitate to contact Grant Levine at (954) 768-8209 or the undersigned at (954) 768-8232, with any questions or comments regarding any of the foregoing.

Very truly yours,

Laurie Green

cc: Michael Balkin, Foresight Acquisition Corp.

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